AMERICA ONLINE LATIN AMERICA AND BANCO ITAU IN DISCUSSIONS TO
                     OPTIMIZE STRATEGIC MARKETING AGREEMENT



August 20, 2002; Ft. Lauderdale, Florida -- America Online Latin America (NASDAQ
- SCM: AOLA), a leading interactive services provider in Latin America, and Banco Itau S.A., the second largest private bank in Brazil, today confirmed that they have entered into substantive discussions to potentially amend the Strategic Interactive Services and Marketing Agreement (SMA) between the two companies.

Banco Itau and AOL Latin America confirmed that the two parties are engaging in substantive discussions concerning their joint marketing strategy with the intention of maximizing the results of an Itau/AOLA marketing plan for the future. There can be no assurance that such discussions will result in any changes under the SMA or the nature and scope of any such changes. If no changes are agreed to, then the current SMA will remain in effect.

Charles Herington, President and CEO for AOL Latin America, said: "Banco Itau is an important partner. We are reviewing our agreement with a view to jointly find ways to increase the effectiveness of promoting the AOL service to Banco Itau customers as the principal means for accessing the bank's interactive financial services."

Milton Monteiro, Vice President of Banco Itau, said: "Banco Itau strongly believes in AOL Latin America. We value our marketing relationship with AOLA in Brazil, which has brought many benefits to Itau customers. We believe that we should revisit our marketing agreement in order to achieve the most effective way to meet our mutual objectives."

About AOL Latin America

America Online Latin America, Inc. (NASDAQ-SCM: AOLA) is the exclusive provider of AOL-branded services in Latin America and has become one of the leading Internet and interactive services providers in the region. AOL Latin America launched its first service, America Online Brazil, in November 1999, and began as a joint venture of America Online, Inc., a wholly owned subsidiary of AOL Time Warner Inc. (NYSE: AOL), and the Cisneros Group of Companies. Banco Itau, a leading Brazilian bank, is also a minority stockholder of AOL Latin America. The Company combines the technology, brand name, infrastructure and relationships of America Online, the world's leader in branded interactive services, with the relationships, regional experience and extensive media assets of the Cisneros Group of Companies, one of the leading media groups in the Americas. The Company currently operates services in Brazil, Mexico and Argentina and serves members of the AOL-branded service in Puerto Rico. It also operates a regional portal accessible at www.aola.com. America Online's 34 million members worldwide can access content and offerings from AOL Latin America through the International Channels on their local AOL services

About Itau

Currently Itau is the second largest national private bank, with R$ 8.3 billion in shareholders' equity and R$ 87.0 billion in assets at the end of 1st half of 2002. Itau is an organization that is strictly centered on banking and financial operations.

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Itau is a multiple bank, operating with commercial, investment, consumer loans and mortgage portfolios. The bank also stands out in the areas of leasing, underwriting, custody, security brokerage, management of mutual funds and third-party resources, insurance, capitalization, pension funds, foreign exchange, corporate finance and foreign trade financing.

The consistent performance, trustworthy image and ongoing improvements in the quality of services are essentially related to Itau's investments in technology.


   This press release contains forward-looking statements regarding potential amendments to the SMA and the effects thereof. Any forward-looking statements regarding the SMA are subject to a number of risks and uncertainties, including:
 the possibility that the parties may not be able to enter into an amendment to the SMA on terms acceptable to each of them, if at all, and that any such amendments may not ultimately result in more effective promotion of the AOL service to Banco Itau customers. The parties are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

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